UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13d

(Amendment No. )*

Under the Securities Exchange Act of 1934

Virtuoso Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

92837J203**
(CUSIP Number)

John F. Hartigan, Esq. Morgan, Lewis & Bockius LLP 300 S. Grand Avenue, 22nd Floor Los Angeles, CA 90071 (213) 612-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Atlas Master Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Atlas Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo PPF Credit Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo PPF Credit Strategies Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Credit Strategies Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo ST Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo ST Operating LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo ST Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS ST Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo A-N Credit Fund (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo A-N Credit Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo SPAC Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo SPAC Management I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo SPAC Management I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 92837J203

1	NAME OF REPORTING PERSONS Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

Item 1.              Security and Issuer

This Statement on Schedule 13D relates to Class A common stock, par value $0.0001 per share (the “Common Stock”), of Virtuoso Acquisition Corp., a Delaware corporation (“Virtuoso” or the “Issuer”). The principal executive offices of the Issuer are located at 180 Post Road East, Westport, CT 06880.

Item 2.              Identity and Background

This Schedule 13D is filed jointly by: (i) Apollo Atlas Master Fund, LLC (“Atlas”); (ii) Apollo Atlas Management, LLC (“Atlas Management”); (iii) Apollo PPF Credit Strategies, LLC (“PPF Credit Strategies”); (iv) Apollo PPF Credit Strategies Management, LLC (“PPF Management”); (v) Apollo Credit Strategies Master Fund Ltd. (“Credit Strategies”); (vi) Apollo ST Fund Management LLC (“ST Management”); (vii) Apollo ST Operating LP (“ST Operating”); (viii) Apollo ST Capital LLC (“ST Capital”); (ix) ST Management Holdings, LLC (“ST Management Holdings”); (x) Apollo A-N Credit Fund (Delaware), L.P. (“A-N Credit”); (xi) Apollo A-N Credit Management, LLC (“A-N Credit Management”); (xii) Apollo SPAC Fund I, L.P. (“SPAC Fund I”); (xiii) Apollo SPAC Management I, L.P. (“SPAC Management I”); (xiv) Apollo SPAC Management I GP, LLC (“SPAC Management I GP”); (xv) Apollo Capital Management, L.P. (“Capital Management”); (xvi) Apollo Capital Management GP, LLC (“Capital Management GP”); (xvii) Apollo Management Holdings, L.P. (“Management Holdings”); and (xviii) Apollo Management Holdings GP, LLC (“Management Holdings GP”). The foregoing are referred to herein collectively as the “Reporting Persons.”

SPAC Fund I, Atlas, PPF Credit Strategies, Credit Strategies and A-N Credit each holds securities of the Issuer.

Atlas Management serves as the investment manager of Atlas. PPF Management serves as the investment manager of PPF Credit Strategies. ST Management serves as the investment manager for Credit Strategies. ST Operating is the sole member of ST Management. The general partner of ST Operating is ST Capital. ST Management Holdings is the sole member of ST Capital. A-N Credit Management serves as the investment manager for A-N Credit. SPAC Management I serves as the investment manager for SPAC Fund I. The general partner of SPAC Management I is SPAC Management I GP.

Capital Management serves as the sole member of Atlas Management, PPF Management, A N Credit Management, SPAC Management I GP, and SA Management, and as the sole member and manager of ST Management Holdings. Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The principal office of each of Atlas, PPF Credit Strategies, A-N Credit, and SPAC Fund I is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal office of Credit Strategies is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY-9008, Cayman Islands. The principal office of each of Atlas Management, PPF Management, ST Management, ST Operating, ST Capital, ST Management Holdings, A-N Credit Management, SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

Atlas and Credit Strategies are each an exempted company incorporated in the Cayman Islands with limited liability. SPAC Fund I is a Cayman Islands exempted limited partnership. Atlas Management, PPF Management, PPF Credit Strategies, ST Management, ST Capital, ST Management Holdings, A-N Credit Management, SPAC Management I GP, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company. ST Operating, A-N Credit, SPAC Management I, Capital Management, and Management Holdings are each a Delaware limited partnership.

Item 3.              Source and Amount of Funds

As previously disclosed on May 28, 2021, Virtuoso entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”), Yellowstone Merger Sub, Inc., a Delaware corporation and direct, wholly-owned Subsidiary of the Company (“Merger Sub”), Wejo Bermuda Limited, a Bermuda private company limited by shares, (“Limited”), and Wejo Limited, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”). Pursuant to the Merger Agreement, the parties thereto will enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) Merger Sub will merge with and into Virtuoso in exchange for Virtuoso stockholders receiving common shares of the Company, par value $0.001 (the “Company Common Shares”), with Virtuoso being the surviving corporation in the merger and a direct, wholly-owned subsidiary of the Company (the “Merger”, and together with the transactions contemplated by the Merger Agreement and the other related agreements entered into in connection therewith, the “Transactions”); and (ii) all Wejo shares will be purchased by the Company in exchange for Company Common Shares.

Forward Purchase Agreement

On November 10, 2021, each of A-N Credit, Atlas, Credit Strategies, PPF Credit Strategies and SPAC Fund I (each a “Seller”) entered into an agreement, on a several and not joint basis, with Wejo (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Each Seller intends, but is not obligated, to purchase shares of Virtuoso’s Class A Common Stock, par value 0.0001 per share, (the “VOSO Shares”) from holders of VOSO Shares, including holders (other than Virtuoso or affiliates of Virtuoso) who have redeemed VOSO Shares or indicated an interest in redeeming VOSO Shares pursuant to the redemption rights set forth in Virtuoso’s Certificate of Incorporation in connection with the Business Combination (such redeemed or redeeming holders, the “Redeeming Holders”). Pursuant to the terms of the Forward Purchase Agreement, each Seller has agreed to waive any redemption rights with respect to any such VOSO Shares purchased from the Redeeming Holders in connection with the Business Combination.

Subject to certain termination provisions, the Forward Purchase Agreement provides that on the 2-year anniversary of the effective date of the Forward Purchase Transaction (the “Maturity Date”), each Seller will sell to Wejo the number of shares purchased by such Seller (up to a maximum of 7,500,000 shares across all Sellers) of VOSO Shares (or any Company Common Shares received in a share-for-share exchange pursuant to the Business Combination) (the “FPA Shares”) at a price equal to the per share redemption price of VOSO Shares calculated pursuant to Section 9.2 of Virtuoso’s Certificate of Incorporation (the “Forward Price”). In consideration for such sale, one business day following the closing of the Business Combination, such Seller will be paid an amount equal to the Forward Price multiplied by the number of FPA Shares underlying the Transaction between such Seller and Wejo (the “Prepayment Amount”).

At any time, and from time to time, after the closing of the Business Combination, each Seller may sell FPA Shares at its sole discretion in one or more transactions, publicly or privately and, in connection with such sales, terminate the Forward Purchase Transaction in whole or in part in an amount corresponding to the number of FPA Shares sold (the “Terminated Shares”) with notice required to Wejo within one business day following any such sale. On the settlement date of any such early termination, such Seller will pay to Wejo a pro rata portion of the Prepayment Amount representing the Forward Price for the Terminated Shares. At the Maturity Date, each Seller will transfer any remaining FPA Shares to Wejo in satisfaction of its obligations under the Forward Purchase Agreement.

Wejo may deliver a written notice to each Seller requesting partial settlement of the transaction subject to there being a remaining percentage of the FPA Shares (the “Excess Shares”) that has not become Terminated Shares within a six month or one year period. The amount paid in such early settlement to Wejo is equal to the lesser of (i) the number of such Excess Shares sold in the early settlement multiplied by the Forward Price and (ii) the net sale proceeds received by such Seller for such Excess Shares sold in the early settlement. In certain circumstances, Wejo may also request that each Seller transfers such Excess Shares to a designee of Wejo rather than selling such shares in the market.

The foregoing description of the Forward Purchase Agreement in this Schedule 13D is a summary, and is qualified in its entirety by reference to the complete terms of the Forward Purchase Agreement included therein. The Forward Purchase Agreement is filed hereto as Exhibit A and is incorporated by reference herein.

On November 18, 2021, parties to the Merger Agreement completed the Business Combination, pursuant to which the VOSO Shares held by the Sellers were exchanged for Company Common Shares on a share-for-share basis.

Item 4.              Purpose of the Transaction

All of the shares of Common Stock that are held of record by Atlas, PPF Credit Strategies, Credit Strategies, A-N Credit, and SPAC Fund I and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law and the Forward Purchase Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

Item 5.              Interest in Securities of the Issuer

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	0
Sole Dispositive Power	0
Shared Dispositive Power	0

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 0%, based on a total of 0 Common Stock as of November 18, 2021.

Atlas, PPF Credit Strategies, Credit Strategies, A-N Credit, and SPAC Fund I each disclaims beneficial ownership of all shares of Common Stock included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Atlas Management, PPF Management, ST Management, ST Operating, ST Capital, ST Management Holdings, A-N Credit Management, SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings and Management Holdings GP, and Messrs. Scott Kleinman, James Zelter, Joshua Harris and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaims beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) During the 60 days preceding the date of this Schedule 13D, the Reporting Persons in aggregate effected the following purchases of Common Stock:

11/10/2021	2,303,493
11/11/2021	1,123,507
11/12/2021	1,223,000
11/15/2021	2,850,000

The purchases occurred at prices ranging from $9.9775 to $10.00 per share.

On November 18, 2021, 7,500,000 shares of Common Stock held by the Reporting Persons were exchanged for Company Common Shares on a share-for-share basis.

(d) Not applicable.

(e) On November 18, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer

Item 3 above summarizes certain provisions of the Forward Purchase Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Item 7.              Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Forward Purchase Agreement, dated November 10, 2021, between and among Apollo A-N Credit Fund (Delaware), L.P., Apollo Atlas Master Fund, LLC, Apollo Credit Strategies Master Fund Ltd., Apollo PPF Credit Strategies, LLC, Apollo SPAC Fund I, L.P and Wejo Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 12, 2021)
Exhibit B	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2021

APOLLO ATLAS MASTER FUND, LLC

By:	Apollo Atlas Management, LLC,
its investment manager

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ATLAS MANAGEMENT, LLC

By:	Apollo Capital Management, L.P.,
its sole member

	By:	Apollo Capital Management GP, LLC,
its general partner

		By:	/s/ Joseph D. Glatt
		Name:	Joseph D. Glatt
		Title:	Vice President

Apollo PPF Credit Strategies, LLC

By:	Apollo PPF Credit Strategies Management, LLC,
its investment manager

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

Apollo PPF Credit Strategies MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CREDIT STRATEGIES MASTER FUND LTD.

By:	Apollo ST Fund Management LLC,
its investment manager

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ST FUND MANAGEMENT LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO ST OPERATING LP

By:	Apollo ST Capital LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO ST CAPITAL LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

ST MANAGEMENT HOLDINGS, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO A-N CREDIT FUND (DELAWARE), L.P.

By:	Apollo A-N Credit Management, LLC,
its investment manager

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO A-N CREDIT MANAGEMENT, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO SPAC FUND I, L.P.

By:	Apollo SPAC Management I, L.P.,
its investment manager

	By:	Apollo SPAC Management I GP, LLC,
its general partner

		By:	/s/ Joseph D. Glatt
		Name:	Joseph D. Glatt
		Title:	Vice President

APOLLO SPAC MANAGEMENT I, L.P.

By:	Apollo SPAC Management I GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO SPAC MANAGEMENT I GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President